Hotel Club Systems Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Hotel Club Systems
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
100000 Current Assets	
101000 Wise USD Account (1260)	9,839.18
102000 Mercury Savings (8749)	1,088,741.00
104000 Mercury Checking (8976)	12,222.20
Total 100000 Current Assets	$ 1,110,802.38
103000 Wise GBP Account (9917)	9,589.63
Total Bank Accounts	$ 1,120,392.01
Accounts Receivable	
120000 Accounts Receivable	25.77
Total Accounts Receivable	$ 25.77
Other Current Assets	
130000 Other Current Assets	
131000 Prepaids	
131100 Prepaid Expenses	0.00
131200 Prepaid Rent	0.00
Total 131000 Prepaids	$ 0.00
133000 Clearing Account	
133100 Stripe Clearing	41,757.22
Total 133000 Clearing Account	$ 41,757.22
Total 130000 Other Current Assets	$ 41,757.22
Total Other Current Assets	$ 41,757.22
Total Current Assets	$ 1,162,175.00
Fixed Assets	
150000 Fixed Assets	
151000 Furniture & Fixtures	56,805.70
153000 Office Equipment	12,079.67
158000 Leasehold Improvements	260,821.58
159000 Accumulated Depreciation	-25,237.87
Total 150000 Fixed Assets	$ 304,469.08
Total Fixed Assets	$ 304,469.08
Other Assets	
170000 Other Assets	
171000 Security Deposit	85,008.00
173000 Due To/From Commons Club	63,379.38
174000 Stripe Deferred Advance Fee	11,947.00
174001 Stripe Fee Amortization	-7,933.90
175000 ARC Deferred Advance Fee	9,130.24
175001 ARC Fee Amortization	-2,282.55

176000 Pipe Advance Fee		14,050.00
176001 PIPE Fee Amortizaion		-3,512.49
Total 170000 Other Assets	**$**	**169,785.68**
Total Other Assets	**$**	**169,785.68**
TOTAL ASSETS	**$**	**1,636,429.76**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
210000 Accounts Payable		900.00
Total Accounts Payable	**$**	**900.00**
Credit Cards		
220000 Credit Cards		
221000 Brex Credit Card (USD)		2,089.49
222000 Ramp		362.41
Total 220000 Credit Cards	**$**	**2,451.90**
223000 Amex		27,995.17
Total Credit Cards	**$**	**30,447.07**
Other Current Liabilities		
230000 Other Current Liabilities		
231000 401(k) Payable		212.50
234000 Payroll Tax Liabilities		105.00
235000 Accruals		
235100 Accrued Expenses		8,298.91
Total 235000 Accruals	**$**	**8,298.91**
236000 Taxes Payable		
236100 Sales Tax Payable		703.31
Total 236000 Taxes Payable	**$**	**703.31**
Total 230000 Other Current Liabilities	**$**	**9,319.72**
Total Other Current Liabilities	**$**	**9,319.72**
Total Current Liabilities	**$**	**40,666.79**
Long-Term Liabilities		
240000 Long Term Liabilities		
241000 Notes / Bonds Payable		
241001 Stripe Merchant Advance		157,647.00
241002 Stripe Contra (Paid)		-104,684.48
241003 ARC Merchant Advance		97,130.24
241004 ARC Contra (Paid)		-24,282.57
241005 Pipe		154,050.00
241006 Pipe Contra (Paid)		-38,512.50
Total 241000 Notes / Bonds Payable	**$**	**241,347.69**
Total 240000 Long Term Liabilities	**$**	**241,347.69**
Total Long-Term Liabilities	**$**	**241,347.69**
Total Liabilities	**$**	**282,014.48**
Equity		
300000 Equity		
310000 Common Stock		

310001 Common Stock - Par Value			4,685.90
Total 310000 Common Stock	$		**4,685.90**
340000 SAFE Notes			1,934,590.01
Total 300000 Equity	$		**1,939,275.91**
Retained Earnings			-150,981.65
Net Income			-433,878.98
Total Equity	$		**1,354,415.28**
TOTAL LIABILITIES AND EQUITY	$		**1,636,429.76**

Hotel Club Systems
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
100000 Current Assets	
101000 Wise USD Account (1260)	9,353.87
102000 Mercury Savings (8749)	325,000.46
104000 Mercury Checking (8976)	35,302.86
Total 100000 Current Assets	$ 369,657.19
103000 Wise GBP Account (9917)	347,924.89
Total Bank Accounts	$ 717,582.08
Other Current Assets	
130000 Other Current Assets	
131000 Prepaids	
131100 Prepaid Expenses	5,865.87
Total 131000 Prepaids	$ 5,865.87
133000 Clearing Account	
133100 Stripe Clearing	2,218.24
Total 133000 Clearing Account	$ 2,218.24
Total 130000 Other Current Assets	$ 8,084.11
Total Other Current Assets	$ 8,084.11
Total Current Assets	$ 725,666.19
Fixed Assets	
150000 Fixed Assets	
151000 Furniture & Fixtures	4,103.58
158000 Leasehold Improvements	14,279.21
159000 Accumulated Depreciation	-48.85
Total 150000 Fixed Assets	$ 18,333.94
Total Fixed Assets	$ 18,333.94
Other Assets	
170000 Other Assets	
171000 Security Deposit	20,000.00
173000 Due To/From Commons Club	28,536.42
Total 170000 Other Assets	$ 48,536.42
Total Other Assets	$ 48,536.42
TOTAL ASSETS	$ 792,536.55
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
220000 Credit Cards	
221000 Brex Credit Card (USD)	17,381.19

Total 220000 Credit Cards	$	17,381.19
Total Credit Cards	$	17,381.19
Other Current Liabilities		
230000 Other Current Liabilities		
235000 Accruals		
235100 Accrued Expenses		33,225.00
Total 235000 Accruals	$	33,225.00
Total 230000 Other Current Liabilities	$	33,225.00
Total Other Current Liabilities	$	33,225.00
Total Current Liabilities	$	50,606.19
Total Liabilities	$	50,606.19
Equity		
300000 Equity		
310000 Common Stock		
310001 Common Stock - Par Value		90.00
Total 310000 Common Stock	$	90.00
340000 SAFE Notes		893,800.01
Total 300000 Equity	$	893,890.01
Retained Earnings		
Net Income		-151,959.65
Total Equity	$	741,930.36
TOTAL LIABILITIES AND EQUITY	$	792,536.55

Hotel Club Systems
Profit and Loss
January - December 2022

	Total
Income	
400000 Sales	
401000 Memberships	506,001.95
402000 Event Services	2,000.00
403000 Food & Drink	9,845.90
405000 Refunds	-12,490.97
Total 400000 Sales	$ 505,356.88
Uncategorized Income	4,570.00
Total Income	$ 509,926.88
Cost of Goods Sold	
500000 Cost of goods sold	
505000 Hosting Fees	1,673.85
506000 Stripe Fees	15,238.63
507000 Square Fees	727.27
508000 Square (Addmi Inc) fees	442.80
Total 500000 Cost of goods sold	$ 18,082.55
Total Cost of Goods Sold	$ 18,082.55
Gross Profit	$ 491,844.33
Expenses	
600000 Sales, General, and Administrative Expenses	
601000 Sales & Marketing	
601001 Paid Ads	28,713.60
601002 Promotional Items	2,706.48
Total 601000 Sales & Marketing	$ 31,420.08
602000 Payroll Expense	
602001 Wages	235,283.86
602004 Payroll Taxes	17,337.80
602005 Employee Benefits	-161.19
602006 Workers' Compensation	4,644.97
602007 Payroll Processing Fees	271.92
Total 602000 Payroll Expense	$ 257,377.36
603000 Software & Web Services	34,203.10
604000 Professional Fees	
604100 Legal	12,430.57
604200 Accounting	14,723.74
604300 Recruiting	722.11
604400 Contractors & Consultants	175,438.73
Total 604000 Professional Fees	$ 203,315.15
605000 Travel Expenses	16,065.28
606000 Meals	45,639.97
607000 Entertainment / Team Events	636.02

608000 Insurance Expense		10,971.00
609000 Office Furniture / Equipment		37,412.83
610000 Office Supplies & General Expense		97,756.27
612000 Utilities Expense		21,803.71
613000 Bank Charges		2,482.71
614000 Rent Expense		113,790.44
Total 600000 Sales, General, and Administrative Expenses	$	**872,873.92**
800000 Other Operating Expenses		
810000 Depreciation Expense		25,189.02
Total 800000 Other Operating Expenses	$	**25,189.02**
Total Expenses	$	**898,062.94**
Net Operating Income	-$	**406,218.61**
Other Income		
908000 Other Miscellaneous Income		4,800.00
Total Other Income	$	**4,800.00**
Other Expenses		
Unrealized Gain or Loss		0.00
900000 Other (Income) / Expenses		
901000 Interest (Income) / Expense		960.77
902000 Taxes & Licenses		1,595.77
Total 900000 Other (Income) / Expenses	$	**2,556.54**
905000 Exchange Gain or Loss		15,896.95
906000 Amortization of Advance Fees		14,006.88
Total Other Expenses	$	**32,460.37**
Net Other Income	-$	**27,660.37**
Net Income	-$	**433,878.98**

Friday, Dec 22, 2023 05:24:29 PM GMT-8 - Accrual Basis

Hotel Club Systems
Profit and Loss
July - December 2021

		Total
Income		
400000 Sales		
401000 Memberships		2,361.00
405000 Refunds		-40.00
Total 400000 Sales	$	2,321.00
Total Income	$	2,321.00
Cost of Goods Sold		
500000 Cost of goods sold		
505000 Hosting Fees		56.13
506000 Stripe Fees		1.76
Total 500000 Cost of goods sold	$	57.89
Total Cost of Goods Sold	$	57.89
Gross Profit	$	2,263.11
Expenses		
600000 Sales, General, and Administrative Expenses		
601000 Sales & Marketing		
601001 Paid Ads		12.69
601002 Promotional Items		276.93
Total 601000 Sales & Marketing	$	289.62
603000 Software & Web Services		2,026.77
604000 Professional Fees		
604100 Legal		36,398.50
604300 Recruiting		0.00
604400 Contractors & Consultants		103,792.43
Total 604000 Professional Fees	$	140,190.93
605000 Travel Expenses		2,484.63
606000 Meals		272.72
608000 Insurance Expense		1,415.96
610000 Office Supplies & General Expense		449.37
613000 Bank Charges		120.12
614000 Rent Expense		6,082.05
Total 600000 Sales, General, and Administrative Expenses	$	153,332.17
800000 Other Operating Expenses		
810000 Depreciation Expense		48.85
Total 800000 Other Operating Expenses	$	48.85
Total Expenses	$	153,381.02
Net Operating Income	-$	151,117.91
Other Expenses		
Unrealized Gain or Loss		0.00
900000 Other (Income) / Expenses		
901000 Interest (Income) / Expense		-0.46

Total **900000 Other (Income) / Expenses**	-$	0.46
905000 Exchange Gain or Loss		842.20
Total Other Expenses	$	841.74
Net Other Income	-$	841.74
Net Income	-$	151,959.65

Hotel Club Systems
Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-433,878.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
120000 Accounts Receivable	-25.77
131100 Other Current Assets:Prepaids:Prepaid Expenses	5,865.87
131200 Other Current Assets:Prepaids:Prepaid Rent	0.00
133100 Other Current Assets:Clearing Account:Stripe Clearing	-39,538.98
159000 Fixed Assets:Accumulated Depreciation	25,189.02
210000 Accounts Payable	900.00
221000 Credit Cards:Brex Credit Card (USD)	-15,291.70
222000 Credit Cards:Ramp	362.41
223000 Amex	27,995.17
231000 Other Current Liabilities:401(k) Payable	212.50
234000 Other Current Liabilities:Payroll Tax Liabilities	105.00
235100 Other Current Liabilities:Accruals:Accrued Expenses	-24,926.09
236100 Other Current Liabilities:Taxes Payable:Sales Tax Payable	703.31
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 18,449.26
Net cash provided by operating activities	-$ 452,328.24
INVESTING ACTIVITIES	
151000 Fixed Assets:Furniture & Fixtures	-52,702.12
153000 Fixed Assets:Office Equipment	-12,079.67
158000 Fixed Assets:Leasehold Improvements	-246,542.37
171000 Other Assets:Security Deposit	-65,008.00
173000 Other Assets:Due To/From Commons Club	-34,842.96
174000 Other Assets:Stripe Deferred Advance Fee	-11,947.00
174001 Other Assets:Stripe Fee Amortization	7,933.90
175000 Other Assets:ARC Deferred Advance Fee	-9,130.24
175001 Other Assets:ARC Fee Amortization	2,282.55
176000 Other Assets:Pipe Advance Fee	-14,050.00
176001 Other Assets:PIPE Fee Amortizaion	3,512.49
Net cash provided by investing activities	-$ 432,573.42
FINANCING ACTIVITIES	
241001 Long Term Liabilities:Notes / Bonds Payable:Stripe Merchant Advance	157,647.00
241002 Long Term Liabilities:Notes / Bonds Payable:Stripe Contra (Paid)	-104,684.48
241003 Long Term Liabilities:Notes / Bonds Payable:ARC Merchant Advance	97,130.24
241004 Long Term Liabilities:Notes / Bonds Payable:ARC Contra (Paid)	-24,282.57
241005 Long Term Liabilities:Notes / Bonds Payable:Pipe	154,050.00
241006 Long Term Liabilities:Notes / Bonds Payable:Pipe Contra (Paid)	-38,512.50
310001 Equity:Common Stock:Common Stock - Par Value	4,595.90
340000 Equity:SAFE Notes	1,040,790.00
Retained Earnings	978.00

Net cash provided by financing activities	$	1,287,711.59
Net cash increase for period	$	402,809.93
Cash at beginning of period		717,582.08
Cash at end of period	$	1,120,392.01

Friday, Dec 22, 2023 05:27:15 PM GMT-8

Hotel Club Systems
Statement of Cash Flows
July - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-151,959.65
Adjustments to reconcile Net Income to Net Cash provided by operations:		
131100 Other Current Assets:Prepaids:Prepaid Expenses		-5,865.87
133100 Other Current Assets:Clearing Account:Stripe Clearing		-2,218.24
159000 Fixed Assets:Accumulated Depreciation		48.85
221000 Credit Cards:Brex Credit Card (USD)		17,381.19
235100 Other Current Liabilities:Accruals:Accrued Expenses		33,225.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	42,570.93
Net cash provided by operating activities	-$	109,388.72
INVESTING ACTIVITIES		
151000 Fixed Assets:Furniture & Fixtures		-4,103.58
158000 Fixed Assets:Leasehold Improvements		-14,279.21
171000 Other Assets:Security Deposit		-20,000.00
173000 Other Assets:Due To/From Commons Club		-28,536.42
Net cash provided by investing activities	-$	66,919.21
FINANCING ACTIVITIES		
310001 Equity:Common Stock:Common Stock - Par Value		90.00
340000 Equity:SAFE Notes		893,800.01
Net cash provided by financing activities	$	893,890.01
Net cash increase for period	$	717,582.08
Cash at end of period	$	717,582.08

Friday, Dec 22, 2023 05:26:46 PM GMT-8

Hotel Club Systems Inc.
Statement of Changes in Equity

	Year Ended 2022	Year Ended 2021
Beginning Equity Balance	$741,930	$0
Issuance of Common Stock	$4,596	$90
Issuance of SAFE Notes	$1,040,790	$893,800
Net Income	$(433,879)	$(151,960)
Retained Earnings	$978	$0
Ending Equity Balance	$1,354,415	$741,930

Hotel Club Systems Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Hotel Club Systems Inc. (the "Company") is a corporation organized in July 12, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.